“Testing the Water” Letter # 1

Dear _____________

I trust this letter finds you in good health and spirits.

As you may recall, I am President and CEO of Traccom Inc., a technology company that focuses on tracking and monitoring devices.

In the 1st quarter of 2021, we plan to launch our first of three products, the Traccom™ Medical Hub, a device designed for Remote Patient Monitoring.  Our first Customer is Georgia-based Telemetrix RPM, Inc.  Based on the successful roll out of the first 1,000 Hubs, they will follow up with a purchase order that has a value of $9.0 million.

Our other two devices are Traccom™ Basic and Traccom™ Pro.  Traccom™ Basic is designed for consumers to use to track their airline checked-in luggage.  Due to COVID-19, we believe we will be able to launch this device in late summer 2021.  Traccom™ Pro is a commercial version of Traccom™ Basic for carriers that enables them to monitor perishables in terms of temperature and shock.  Our goal is to launch Traccom™ Pro in the second quarter of 2021.

To this end, we have been working on our public stock offering.  Our filing is currently in review by the SEC.  Attached is our filing that will provide you with all the pertinent information about our Company as well as our Regulation A offering.

My purpose in writing to you is to learn about your interest level in investing in Traccom Inc.

I look forward to your response.

Best regards,

Harry

Traccom Inc. (the “Company”) is “Testing the Waters” pursuant to Regulation A of the Securities Act of 1933 and plans to file a Form 1-A. The Company is not under any obligation to make an offering under Regulation A. No money or other consideration is being solicited in connection with the information provided, and if sent in response, will not be accepted. While Testing the Waters, no offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form 1-A has been filed and until the offering statement is qualified pursuant to Regulation A of the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. Any person's indication of interest involves no obligation or commitment of any kind. The information in that offering statement will be more complete than the information the Company is providing now, and could differ materially. You must read the documents filed. No offer to sell the securities or solicitation of an offer to buy the securities is being made in any state where such offer or sale is not permitted under the "blue sky" or securities laws thereof.